                                                                      EXHIBIT 12
                      CENDANT CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)


In connection with the Company's discovery and announcement of accounting irregularities, previously reported information for periods prior to December 31, 1994 should not be relied upon. Accordingly, the computation of Ratio of Earnings to Fixed Charges is presented for years subsequent to and including December 31, 1995.

                                                                     YEAR ENDED DECEMBER 31,
                                                             1998       1997       1996       1995
                                                            -------   --------   ---------  --------
Income from continuing operations before
  income taxes, minority interest, extraordinary gain
  and cumulative effect of accounting change                $ 315.0    $ 257.3   $  533.5   $  350.3
Plus: Fixed charges                                           676.6      409.4      325.6      291.2
Less: Equity income (loss) in unconsolidated affiliates        13.5       51.3         -         -
      Capitalized interest                                      -           -         0.6        -
      Minority interest in mandatorily preferred
        securities                                             80.4         -          -         -
                                                            -------   --------   ---------  --------

Earnings available to cover fixed charges                   $ 897.7    $ 615.4   $  858.5   $  641.5
                                                            =======   ========   =========  ========

Fixed charges (1):
Interest, including amortization of deferred
  financing costs                                           $ 509.0    $ 379.0   $  299.9   $  270.4
Capitalized interest                                            -           -         0.6        -
Other charges, financing costs                                 27.9                    -         -
           -
Minority interest in mandatorily preferred securities          80.4                    -
     -                                                          -
Interest portion of rental payment                             59.3       30.4       25.1       20.8
                                                            -------   --------   ---------  --------

Total fixed charges                                         $ 676.6    $ 409.4   $  325.6   $  291.2
                                                            =======   ========   =========  ========

Ratio of earnings to fixed charges (2)                        1.33x      1.50x      2.64x      2.20x
                                                            =======   ========   =========  ========

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     (1)  Fixed charges consist of interest expense on all indebtedness
          (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

     (2) For the years ended December 31, 1998, 1997, 1996 and 1995, income from continuing operations before income taxes, minority interest, extraordinary gain and cumulative effect of accounting change includes non-recurring other charges of $810.4 million (exclusive of financing costs of $27.9 million), $704.1 million, $109.4 million and $97.0 million, respectively. Excluding such charges, the ratio of earnings to fixed charges for the years ended December 31, 1998, 1997, 1996 and 1995 is 2.52x, 3.22x, 2.97x and 2.54x, respectively.